aub

SEC
Mail Processing
Section

FEB 17 2017

Washington DC
406

17004582

)N

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NGC Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36-01 208th Street
(No. and Street)

Bayside	New York	11361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil G. Carousso — 718-423-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, **Neil G. Carousso**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of NGC Financial, LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Neil G Carousso
Signature

Managing Member
Title

Don Aoki
Notary Public

30 day of Jan. 2017

DON AOKI
Notary Public, State of New York
No. 01A04985687
Qualified in New York County
Commission Expires August 26, 2017

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
NGC Financial, LLC

We have audited the accompanying statement of financial condition of NGC Financial, LLC (the Company) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NGC Financial, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 6, 2017

Phone:708.489.1680 Fax:847.750.0490 I dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423

NGC Financial, LLC

(A New York Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets		
Cash and cash equivalents	$	254,335
Receivable from clearing organizations		101,076
Other assets		12,610
Total assets	$	368,021
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	2,670
Commission payable		3,206
Total liabilities		5,876
Member's Equity		362,145
Total liabilities and member's equity	$	368,021

The accompanying notes are an integral part of this financial statement.

NGC Financial, LLC

(A New York Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ORGANIZATION AND NATURE OF BUSINESS

NGC Financial, LLC (the "Company"), a New York limited liability company, was organized on March 1, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to SEC rule 15c3-3(k)(2)(i), limiting business to the distribution of mutual funds and/or variable life insurance and annuities. The Company is also a Registered Investment Advisor under The Investment Advisor Act of 1940, regulated by the state securities authorities. The Company does not hold customer securities or funds for investment, nor does it owe funds or securities to its customers.

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

RECEIVABLE FROM CLEARING ORGANIZATIONS

Commissions are paid directly from clearing organizations. Amounts receivable from clearing organizations are paid within 90 days after the commission is earned. Therefore, no allowance for doubtful accounts has been recorded at December 31, 2016.

SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION

The Company's primary source of revenue is commissions derived from introducing customer orders for securities interests to mutual funds and variable life insurance and annuities which carry the customer accounts. Commission revenues and the related commission expenses are recognized on the trade date when the positions are opened or closed by the respective mutual fund.

INCOME TAXES

The Company is organized in the State of New York as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for regular income taxes has been made in these financial statements because the single member is individually responsible for reporting income or loss based on the Company's income and expenses as reported for income tax purposes.

Management has continued to evaluate the application of Accounting Standards Codification ("ASC") 740, "Income Taxes", and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months. The 2013 through 2016 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2016, the Company had a net capital requirement of $5,000 and a net capital of $251,665 or $246,665 in excess of the minimum net capital requirement.

NGC Financial, LLC

(A New York Limited Liability Company)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2016

RELATED PARTY TRANSACTIONS

The Company leases office facilities and telephone services on a month-to-month basis from its single member for an annual charge of $7,200 and $1,200, respectively. Any unpaid charges are recorded as due to member on the statement of financial condition and repaid with available cash flow of the Company. These unsecured amounts bear no interest or due dates. There were no amounts due to the Company's sole member at December 31, 2016 for these charges.

CONCENTRATION OF CREDIT RISK

The Company maintained cash deposits with its bank that at times during the year ended December 31, 2016 exceeded the insurance provided by the Federal Deposit Insurance Corporation ("FDIC").

SUPPLEMENTARY INFORMATION

NGC Financial, LLC

(A New York Limited Liability Company)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2016

Net Capital		
Total member's equity	$	362,145
Deductions/charges:		
Nonallowable assets:		
Receivables from clearing organizations		97,870
Other assets		12,610
Other deductions and/or charges		110,480
Net Capital	$	251,665
Computation of basic net capital requirement		
Minimum net capital required	$	392
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Net capital required		5,000
Excess net capital		246,665
Net capital less 120% of minimum dollar net capital	$	245,665
Computation of aggregate indebtedness		
Total aggregate indebtedness	$	5,876
Percentage of aggregate indebtedness to net capital		2.33%

Net capital reconciliation per uniform net capital rule 15c3-1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of form X-17 A-5 as of December 31, 2016.

See accompanying Report of Independent Registered Public Accounting Firm.

NGC Financial, LLC

(A New York Limited Liability Company)

SCHEDULE II
REQUIREMENTS UNDER RULE 15c3-3
YEAR ENDED DECEMBER 31, 2016

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PERSUANT TO RULE 15c3-3

For the year ended December 31, 2016, the Company operated on a fully disclosed basis and did not hold customer funds or securities. Accordingly, there was no reserve requirement.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

For the year ended December 31, 2016, the Company did not handle any customer cash or securities. Accordingly, the Company has no possession or control requirements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67699

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NGC Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36-01 208th Street
(No. and Street)

Bayside	New York	11361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil G. Carousso — 718-423-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Neil G. Carousso**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of NGC Financial, LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Neil G Carousso
Signature

Managing Member
Title

Don Aoki
Notary Public

30 day of Jan. 2017

DON AOKI
Notary Public, State of New York
No. 01A04985687
Qualified in New York County
Commission Expires August 26, 2017

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*